Contacts:    Media                   Investor Relations
                                     Jeremy Heymsfeld        Tom Curry
                                     215-751-5166            215-751-5419


            SMITHKLINE BEECHAM EXTENDS ITS CASH OFFER FOR BLOCK DRUG

Philadelphia, PA, December 14, 2000 - SmithKline Beecham plc ("SB") announced today that it has extended the initial offer period of its tender offer to purchase for $53 per share all of the outstanding shares of Class A common stock of Block Drug Company, Inc. (Nasdaq: BLOCA) and all of the outstanding shares of Class B common stock of Block Drug to 5:00 pm, New York City time on Friday, January 12, 2001. The extension is required because all of the conditions to the offer have not been satisfied or waived, including, among other things, obtaining European Commission approval. SB anticipates that all conditions to the offer, including obtaining this regulatory approval, will be satisfied on or prior to the new expiration date.

As a consequence of the extension of the initial offer period, holders of Block Drug shares may tender or withdraw their shares until 5:00 pm, New York City time on Friday, January 12, 2001. The offer was previously scheduled to expire at 12:00 midnight, New York City time on Wednesday, December 13, 2000.

As of 9:00 am, New York City time on December 14, 2000, 13,807,915 shares of Class A common stock and 8,671,372 shares of Class B common stock had been tendered pursuant to the offer and not withdrawn including 522,717 shares of Class A common stock tendered through notice of guaranteed delivery, which constitutes approximately 94.9% of the outstanding shares of Class A common stock and 100% of the outstanding shares of Class B common stock or approximately 96.8% of all outstanding shares of common stock of Block Drug.

It is anticipated that this transaction will have no impact on the timing of the merger of SB and Glaxo Wellcome plc.

SB's agreement to acquire Block, the manufacturer of Sensodyne toothpaste and other oral healthcare and consumer products, for $1.24 billion was announced October 9. SB said the acquisition would significantly enhance its Consumer Healthcare business which is a key part of its strategy for corporate growth.

SmithKline Beecham - one of the world's leading healthcare companies - discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. For company information, visit SmithKline Beecham on the World Wide Web at http://www.sb.com.

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Block Drug. SB has filed a Tender Offer Statement with the Securities and Exchange Commission ("SEC") and Block Drug has filed a Solicitation/Recommendation Statement with respect to the offer. Block Drug shareholders are advised to read the Tender Offer Statement regarding the acquisition of Block Drug referenced in this press release, and the related Solicitation/Recommendation Statement which have been filed with the SEC. The Tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Block Drug at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement also will be available at no charge on the SEC's website at www.sec.gov.

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